Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   30-Sep-2023

Amounts in USD

Dates

Collection Period No.	25	
Collection Period (from... to)	1-Sep-2023	30-Sep-2023
Determination Date	12-Oct-2023	
Record Date	13-Oct-2023	
Distribution Date	16-Oct-2023	
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2023	16-Oct-2023 Actual/360 Days 31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2023	15-Oct-2023 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	560,000,000.00	389,407,878.40	364,289,151.12	25,118,727.28	44.854870	0.650516
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**519,407,878.40**	**494,289,151.12**	**25,118,727.28**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	559,984,852.45	534,866,125.17			
Yield Supplement Overcollateralization Amount	34,735,936.60	10,286,797.85	9,694,184.36			
Pool Balance	**1,657,814,898.58**	**570,271,650.30**	**544,560,309.53**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.460000%	149,273.02	0.266559	25,268,000.30	45.121429
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$228,356.35**		**$25,347,083.63**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	24,802,615.74	(1) Total Servicing Fee	475,226.38
Interest Collections	1,743,850.02	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	473,019.47	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	257,064.22		
Purchase Amounts	28,796.65	(3) Interest Distributable Amount Class A Notes	228,356.35
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	107,617.66	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**27,412,963.76**	(6) Regular Principal Distributable Amount	25,118,727.28
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**27,412,963.76**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,590,653.75
		Total Distribution	**27,412,963.76**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	475,226.38	475,226.38	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	228,356.35	228,356.35	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	149,273.02	149,273.02	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	228,356.35	228,356.35	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	25,118,727.28	25,118,727.28	0.00
Aggregate Principal Distributable Amount	25,118,727.28	25,118,727.28	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	14,014.00
minus Net Investment Earnings	14,014.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	14,014.00
Net Investment Earnings on the Collection Account	93,603.66
Investment Earnings for the Collection Period	107,617.66

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	570,271,650.30	26,679
Principal Collections	18,221,515.16	
Principal Collections attributable to Full Pay-offs	6,581,100.58	
Principal Purchase Amounts	28,618.78	
Principal Gross Losses	880,106.25	
Pool Balance end of Collection Period	544,560,309.53	26,028
Pool Factor	32.85%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.71%
Weighted Average Number of Remaining Payments	55.46	33.50
Weighted Average Seasoning (months)	9.86	35.26

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	538,648,312.50	25,815	98.91%
31-60 Days Delinquent	4,258,645.03	157	0.78%
61-90 Days Delinquent	1,322,460.01	43	0.24%
91-120 Days Delinquent	330,891.99	13	0.06%
Total	544,560,309.53	26,028	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.304%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	880,106.25	30	19,269,361.52	570
Principal Net Liquidation Proceeds	471,773.99		7,173,735.94	
Principal Recoveries	251,300.45		4,919,412.69	
Principal Net Loss / (Gain)	157,031.81		7,176,212.89	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.338%
Prior Collection Period	0.638 %
Second Prior Collection Period	0.431 %
Third Prior Collection Period	1.018 %
Four Month Average	0.606%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.433%
Average Net Loss / (Gain)	12,589.85

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.